Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

Voya MAP Plus NP^{SM}

Supplement Dated October 11, 2022, to the Contract Prospectus,
Updating Summary Prospectus and Initial Summary Prospectus, each dated May 1, 2022

This supplement to the updating summary prospectus and initial summary prospectus ("summary prospectuses") and variable annuity contract prospectus ("contract prospectus") updates and amends certain information contained in them. Please read this supplement carefully and keep it with your contract prospectus and summary prospectuses that you may have received, for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in the summary prospectuses and contract prospectus.

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NOTICE OF AND IMPORTANT INFORMATION ABOUT THE
LORD ABBETT DEVELOPING GROWTH FUND

Effective on or about October 3, 2022, the Lord Abbett Developing Growth Fund was reopened to investment by new shareholders.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current summary prospectuses, contract prospectus, and Statement of Additional Information for each fund. You may obtain these documents by contacting Customer Service.

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full contract prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.